Exhibit 99.3

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying audited financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities.

This MD&A contains forward-looking information and forward-looking statements, within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is April 29, 2021.

The scientific and technical information contained in this MD&A has been reviewed and approved by the Company’s Chief Operating Officer, Greg Matheson, P.Geo., a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”). The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “Technical Report on the Queensway Gold Project, Newfoundland, Canada” with an effective date of April 15, 2020, prepared in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 639 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Craig Roberts, Denis Laviolette, John Anderson and Quinton Hennigh.

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by NFG. The Company acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2020 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by NFG of the mineral licenses related to such option agreements. In addition to the nine option agreements, NFG also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by NFG. The optioned lands also carry various net smelter royalties and the option agreements are described in detail below and their location can be seen in the figure below.

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Queensway Project – Option Agreement Claim Groups

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Queensway Project – Royalties Agreements and Encumbrances

1.	Linear and JBP Linear Property, NL - In July 2016, the Company acquired a 100% interest in the Linear and JBP Linear Property via an option agreement with Krinor Resources, Kevin Keats and Allan Keats. The Linear and JBP Linear property is comprised of six map staked licences covering 2,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $54,000 and issue 45,000 shares over a 36-month period; the agreement was fully executed in July 2019. A net smelter royalty grant of 0.6% is payable to the optionor along with an underlying net smelter royalty of 1.0% covering five of the six claims is payable to Paragon Minerals Corporation. This agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% net smelter royalty.

2.	Unity Property, NL - In September 2016, the Company acquired a 100% interest in the Unity Property via an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell. The unity property is comprised of ten map staked licences covering 8,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $90,000 over a 60-month period; the agreement was fully executed in June 2020. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $ 1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is bounded to areas east and north of the subject lands and does not impact any other optioned property.

3.	United Gold Property, NL - In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the Company is to pay the optionor a total of $16,500 and $ 16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

4.	Golden Bullet Property, NL - In November 2016, the Company acquired a 100% interest in the Golden Bullet Property via an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan. The Golden Bullet property is comprised of four map staked licences covering 1,200 hectares and under the terms of the agreement the Company is to pay the optionor a total of $125,000 and $100,000 worth of common shares of NFG are to be issued over a 36-month period; the option was fully executed in November 2019 resulting in a 100% ownership by NFG. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is limited to lands acquired after the agreement date.

5.	Blackmore Property, NL - In December 2016, the Company acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $10,000; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

6.	Guinchard Property, NL - In April 2017, the Company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

7.	JBP Linear Property, NL - In May 2017, the Company acquired a 100% interest in the JBP Linear Property via an option agreement with Roland Quinlan and Eddie Quinlan. The JBP Linear property is comprised of five map staked licences covering 1250 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 over a 24-month period; the option was fully executed in November 2019 and the Company is the sole owner of the property; although claim transfers are pending at the time of the report. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

8.	P-Pond Property, NL - In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

9.	Lush Property, NL - In September 2018, the Company acquired a 100% interest in the Lush Property via a purchase agreement with Paragon Minerals Corp. The Lush property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement the Company is to grant a net smelter royalty of 0.5% payable to Paragon Minerals Corp along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

10.	Queensway Map Staked Lands, NL - Between August 2016 and April 2017, the Company acquired a 100% interest of twenty-one licences covering 73,830 hectares through map staking. In April of 2020, an additional twenty-eight mineral licenses were staked totalling 64,175 hectares shown in the figure above.

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Queensway Project – Overall Project Showing Gold Occurrences and Fault Projects

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Environmental and Exploration Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this, approval requirements for the exploration are listed with contacts for the various entities given. Five Exploration Approvals are in place as of the date of this MD&A along with other associated provincial permits.

The first Exploration Approval is for diamond drilling (750 Holes) on the Queensway North (“QWN”) area shown on the map above; this approval expires on October 8, 2021. The second is for airborne geophysics, over the entire Queensway Project and expires on September 24, 2021. The third Exploration Approval is for trenching within the Queensway South (“QWS”) area shown on the map above and expires on October 16, 2021. A fourth Exploration Approval covers geochemical sampling and prospecting over the entire Queensway Project and expires on August 12, 2021. A fifth Exploration Approval covers diamond drilling within the GGS area near Eastern Pond and expires on October 16, 2021. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given or a new application has to be made.

Water removal from ponds/streams etc. for trenching (washing trenches) or drilling requires a Water Use License. One water use permit is in place for the QWN claims and related diamond drilling and trenching. Two water use licenses are in place for the GGS claims to cover trenching and diamond drilling.

A number of secondary permits and authorizations are held by the company to conduct its exploration activities related to the cutting of wood, construction of access trails and modifications to water bodies.

In October 2020 the Company submitted an environmental registration document with the Newfoundland Ministry of Environment for review related to its diamond drilling activities on the QWN claim group. The Company was released from the environmental review on December 12, 2020 subject to several operating/reporting conditions.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of Gander Gold South (“GGS”), specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPDZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS. Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 km and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;
2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the QWN licences;
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the QWN licences and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFG Queensway licences.

Historical Work

To date there has been over 25,538 metres of core in 218 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPDZ; the exploration drilling has been spread out amongst individual zones with drilling along 5 km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse Zones. Drilling at the JBPDZ has focussed along 3 km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Pauls Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 1,200 till samples, over 60,000 soil samples and 4,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPDZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

In 1994 Gander River Minerals optioned the Knob property including the Knob prospect from Noranda Exploration Co Ltd. Drilling by Gander River Minerals allowed for production of a historical resource estimate of 236,391 tonnes grading 10.26 g/t Au. This historical estimate was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994 (Geofile 002D_0296).

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological Overview Map

Management’s Discussion and Analysis
For the year ended December 31, 2020 and 2019

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPDZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

NFG’s Current Drill Campaign

On August 17, 2020 the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. Drilling started at the Little-Powerline trend and would progress through various targets within the QWN property including an initial 12,000m planned for the Keats Zone. The Company announced on January 6, 2021 that it has now increased the drilling program started in 2020 to a total of 200,000m and plans to continue this program through to 2022 with eight drill rigs. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Queensway North – Plan Map of Initial 2020 Drilling Grid Lines/Zones

2020 Trenching Campaign

NFG began surface excavation of a number of targets starting in July 2020 and completed 16 trenches of varying size; all of the excavation to date has occurred along the Appleton Fault Zone and includes trenching of the Little Zone, Hornet Zone, Road Zone as well as the discovery of two new zones (Regular Zone and Zone 36). Zone 36 is located 2.5 Km north-west of the Keats Zone as shown in the above figure and has been exposed along 120m of strike length and shows mineralization of Arsenopyrite, Pyrite, Chalcopyrite, Boulangerite and Visible Gold.

2020 Field Program

Starting in June 2020, the Company initiated a field recognisance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Initial results from the 2020 field program detailed till survey were reported on August 27, 2020 where the Company had announced it had found a new fertile gold region 45 km south of the current Queensway North drill targets. The newly defined Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures below).

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Queensway South Project: Location of the Eastern Pond Till Anomaly at Queensway South

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample
Cluster up to 15 g/t Au
Till Sample with
163 Pristine Gold Grains
Field of Underwater
Quartz Boulders
New 2020 Samples
> 1 g/t Au
Cluster of Anomalous Till
Samples With up to 127
Prisitne Gold Grains
Till Sample with
17 Pristine Gold Grains
Additional Till Samples
Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale
Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold
in Till Anomaly
NEWFOUND
GOLD CORP
0 250 500 1,000 1,500 2,000
Meters
N

Queensway South Project: Eastern Pond anomaly and preliminary till results

Sample ID	Easting	Northing	Total Gold Grains	Pristine Gold Grains
41674	629784	5382499	216	163
41656	630332	5381175	155	127

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

NFG’s Current Drill Campaign

The company announced on August 17, 2020 that it had initiated a 100,000m diamond drilling program at its Queensway Gold Project, this program was expanded to 200,000m on January 6, 2021. The drilling program is designed to test multiple exploration targets and zones along the 5 km of the Appleton Fault Zone and 12 km of the JBP Fault Zone.

Drilling to date has focussed along the Appleton Fault zone with seven drilling rigs active at the project as the date of the MD&A. Approximately 37,900m of drilling has been completed in 173 holes targeting the Little-Powerline, Dome, Road, Keats, Knob, 1744 and Lotto zones.

The majority of drilling to date has occurred at three zones along the Appleton Fault; the Keats Zone with 102 drill holes, the Lotto Zone with 21 drill holes and the Knob Zone with 16 drill holes with the balance of 23 drill holes completed at other zones along the Appleton Fault. The Company is also targeting the 1744 zone along the JBP Fault zone with 11 holes completed to date.

The Company has reported a number of significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3/g/t Au over 2.20m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15 m. On January 14, 2021 the Company announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto zone along the hanging wall of the Appleton Fault zone. The new discovery represents the first known occurrence of gold mineralization along the primary Appleton Fault structure with an intercept in drill hole NFGC- 20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m. Additional gold mineralized intercepts were reported on February 23, 2021 and March 23, 2021 highlighted by drill holes NFGC-21-100 reporting 224.7 g/t Au over 2.45m, NFGC-21-109 reporting 51.3 g/t Au over 3.20m and NFGC-21-115 reporting 53.3 g/t Au over 3.10m.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

A complete list of drill holes and assay highlights from the Lotto zone are shown below:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-17	29.80	32.0	2.20	16.3	Lotto
And	35.25	40.00	4.75	41.2	Lotto
Including	35.25	36.9	1.65	108.7
And	56.95	70.75	13.8	10.1
Including	56.95	62.1	5.15	25.4	Lotto
Including	61.0	61.8	0.8	138.3
NFGC-20-20	100.25	103.25	3.00	5.31	Lotto
Including	100.60	101.30	0.70	15.6	Lotto
NFGC-20-22	91.50	99.90	8.40	1.30	Lotto
NFGC-20-24	35.00	37.00	2.00	2.00	Lotto
And	42.30	45.40	3.10	1.30	Lotto
And	138.10	140.30	2.20	1.20	Lotto
NFGC-20-27	156.00	158.10	2.10	1.70	Lotto
And	222.90	224.90	2.00	31.3	Lotto
NFGC-20-31	45.70	52.00	6.30	1.04	Lotto
NFGC-20-35				NSV	Lotto
NFGC-20-39				NSV	Lotto
NFGC-20-42	40.5	42.8	2.30	1.23	Lotto
And	108.00	112.55	4.55	1.40	Lotto
NFGC-20-44	70.15	72.15	2.00	2.09	Lotto
And	238.55	245.05	6.50	18.1	Sunday
NFGC-20-47	15.25	18.00	2.75	1.43	Lotto
And	29.35	31.35	2.00	1.06	Lotto
And	34.45	37.60	3.15	2.54	Lotto
And	42.00	45.10	3.10	1.14	Lotto
NFGC-20-50	43.65	45.75	2.10	65.3	Lotto
NFGC-20-100	118.0	120.45	2.45	224.7	Lotto
NFGC-21-109	152.70	161.50	8.80	19.3	Lotto
Including	154.20	157.40	3.20	51.3
NFGC-21-115	180.70	189.10	8.40	20.3	Lotto
Including	186.00	189.10	3.10	53.3

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

A plan map and coordinate table for Lotto drill holes reported to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-17	302	-46	354	658931	5428990
NFGC-20-20	300	-45	190	658973	5428962
NFGC-20-22	300	-45	214	658963	5428996
NFGC-20-24	300	-45	258	658936	5428954
NFGC-20-27	300	-45	465	658946	5428920
NFGC-20-31	300	-45	258	658878	5428902
NFGC-20-35	300	-45	240	658921	5428876
NFGC-20-39	300	-45	164	658885	5429156
NFGC-20-42	300	-45	177	658933	5429100
NFGC-20-44	300	-45	294	658956	5429030
NFGC-20-47	300	-45	98	658922	5428995
NFGC-20-50	300	-45	92	658927	5428981
NFGC-21-100	300	-45	258	658979	5428930
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-115	300	-45	225	659034	5428895

The orientation of the veining is uncertain and true widths are estimated to be in the 70% to 80% range.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Queensway Project – Plan Map of Current Drilling Program (Lotto/Sunday Zone – March 23, 2021)

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Queensway Project – Cross Section of Current Drilling Program (Lotto Zone – March 23, 2021)

Along with drilling at the Lotto Zone the company has focussed its drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. To date the company has completed 88 holes at Keats using multiple parallel exploration strategies. Initially the company planned and has conducted 10m step outs both along strike and dip of the discovery hole NFGC-19-01 and in parallel to this drilling, the Company is also conducting a 50m grid drilling program along roughly 950m of strike length and to vertical depths of 500m to test the geology and gold potential of the controlling geological structure, the Keats-Baseline fault.

Initial assay results from five drill holes at the Keats zones were reported in press release dated October 27, 2020, with further assay results reported on November 16, 2020; December 15, 2020; January 11, 2021; February 9, 2021; March 1, 2021; March 9, 2021; March 16, 2021; March 30, 2021; April 5, 2021; April 20, 2021; and April 27, 2021 representing fifty-nine drill holes.

The Keats zone continues to see a steady increase in both strike length and depth with latest step-out results reported on April 27, 2021 indicating the down plunge of the high-grade zone has now increased to 350m starting at the bedrock surface as shown in the long section below.

Logging of the core drilled to date along with assay results received so far indicate that the veining and high-grade gold mineralization demonstrates good continuity along strike and down dip.

Gold assay results highlight from the first fifty-nine holes drilled at the Keats Zone are shown in the table below.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-18	92.0	99.9	7.90	24.1	Keats Main
Including	98.9	99.9	1.00	167.6
NFGC-20-19	89.65	108.5	18.85	31.2
Including	96.0	107.25	11.25	50.7	Keats Main
Including	102.0	107.25	5.25	100.6
And	151.0	152.9	1.90	4.40	Keats FW
NFGC-20-21	101.65	120.0	18.35	15.8	Keats Main
Including	109.55	118.5	8.95	29.4
NFGC-20-23	82.65	124.0	41.35	22.3
Including	93.65	108.2	14.55	57.4
Including	93.65	94.0	0.35	1120	Keats Main
And	101.8	104.4	2.60	140.8
Including	118.85	123.4	4.55	15.2
NFGC-20-25	80.0	85.7	5.70	1.5
And	99.8	101.95	2.15	7.31	Keats Main
Including	101.65	101.95	0.30	25.8
NFGC-20-26	44.7	73.85	29.15	11.8
Including	67.0	73.85	6.85	44.5	Keats Main
Including	73.5	73.85	0.35	824
And	194.4	197.6	3.20	1.09	Keats FW
And	219.7	222.3	2.60	2.02
NFGC-20-28	88.5	93.0	4.50	1.64
And	106.95	111.0	4.05	40.1	Keats Main
Including	109.4	110.4	1.00	119.8
NFGC-20-29	104.0	120.85	16.85	25.0
Including	113.65	117.55	3.90	103.2	Keats Main
NFGC-20-30	97.4	129.4	32.0	2.59
Including	119.65	125.75	6.10	10.3	Keats Main
Including	120.25	122.25	2.00	26.1
NFGC-20-32	103.0	132.0	29.0	20.8
Including	118.9	132.0	13.1	45.3	Keats Main
Including	119.9	125.35	5.45	82.7
NFGC-20-33	151.9	156.0	4.00	2.59
And	164.4	172.2	7.80	1.78	Keats Main
NFGC-20-34	109.4	152.6	43.2	2.39
Including	120.1	122.45	2.35	29.3	Keats Main
NFGC-20-36	75.4	77.4	2.00	7.22
And	88.8	107.7	18.9	3.29
Including	96.4	105.3	8.90	5.15	Keats Main
And	117.7	123.8	6.10	1.11
NFGC-20-37	9.0	19.3	10.3	25.0
And	22.7	28.6	5.9	5.18
And	32.8	40.7	7.9	2.82	Keats Main
And	43.8	45.8	2.0	13.2
And	151.6	153.6	2.0	1.21	Keats FW
NFGC-20-38	90.0	94.8	4.8	0.97
And	101.5	103.8	2.3	1.13
And	105.8	133.2	27.4	5.64	Keats Main
Including	105.8	111.6	5.8	19.8
And	159.4	161.7	2.4	1.33	Keats FW
NFGC-20-40A	93.4	95.7	2.3	1.91	Keats Main

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

And	107.4	114.7	7.3	19.3
And	120.5	123.4	2.9	1.73
And	129.9	132.2	2.3	5.03
And	144.5	146.8	2.3	3.75
And	171.9	174.0	2.1	1.09	Keats FW
NFGC-20-41	11.7	22.1	10.4	22.5
Including	13.0	16.7	3.70	58.9
And	32.0	35.5	3.50	1.36	Keats Main
And	45.0	60.9	15.9	31.4
Including	49.3	55.6	6.30	67.7
NFGC-20-43	109.7	114.0	4.30	1.54
And	119.8	138.0	18.2	10.0
Including	122.3	130.0	7.70	20.7	Keats Main
And	145.6	147.8	2.20	1.29
NFGC-20-45	22.5	25.0	2.5	2.1	Keats HW
And	46.6	60.4	13.8	28.4
And	68.0	71.3	3.3	20.6	Keats Main
And	83.3	85.3	2.0	17.1
NFGC-20-46	92.8	95.0	2.2	7.32
And	112.7	115.6	2.9	13.7
Including	114.0	144.5	0.5	59.8	Keats Main
And	133.5	135.5	2.0	5.23
NFGC-20-48	129.00	132.60	3.60	6.39
And	141.00	143.20	2.20	1.15	Keats Main
And	164.50	167.10	2.60	1.38	Keats FW
NFGC-20-49	175.90	180.85	4.95	5.55
Including	177.70	178.70	1.00	21.2	Keats FW
NFGC-20-52	107.70	109.80	2.10	136.7
And	114.40	128.5	14.10	31.5	Keats Main
And	132.20	137.75	5.55	13.7
NFGC-20-53	20.6	23.4	2.8	1.07
And	32.6	35.0	2.4	2.20
And	53.4	55.9	2.5	2.59
And	58.6	62.0	3.4	3.24	Keats Main
And	70.0	74.3	4.3	1.83
And	75.8	78.1	2.3	3.64
And	90.0	92.4	2.4	4.72
NFGC-20-54	69.5	80.5	11.0	1.98
Including	69.5	70.5	1.0	6.68
And	85.4	94.1	8.7	2.02	Keats Main
Including	85.4	85.9	0.5	18.9
NFGC-20-56	25.6	57.9	32.3	6.18
Including	25.6	31.0	5.4	15.7	Keats Main
And	62.3	68.7	6.4	3.52

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

Including	66.0	68.3	2.3	6.69
NFGC-20-57	69.70	73.45	3.75	12.88
Including	71.00	73.45	2.45	19.25	Keats Main
And	129.00	132.85	3.85	2.88
And	142.10	144.45	2.35	1.79	Keats FW
And	146.45	148.50	2.05	8.85
NFGC-20-60	136.90	160.35	23.45	2.44
Including	136.90	140.30	3.40	8.46	Keats Main
NFGC-20-62		NSR			Keats
NFGC-20-65	170.00	172.90	2.90	1.04	Keats Main
NFGC-20-67	123.90	125.90	2.00	10.26	Keats Main
NFGC-20-69	109.40	113.55	4.15	1.58
And	122.20	127.85	5.65	4.21
Including	122.20	125.15	2.95	6.16	Keats Main
And	129.95	132.95	3.00	1.43
NFGC-20-70	56.40	67.50	11.10	1.89
Including	61.80	62.40	0.60	12.15
And	77.45	80.80	3.35	1.92	Keats Main
And	92.75	95.25	2.50	3.80
NFGC-20-72	133.50	139.80	6.30	2.89
Including	133.50	136.80	3.30	4.48	Keats Main
And	143.40	147.00	3.60	1.50
And	187.20	189.45	2.25	1.31	Keats FW
NFGC-20-73	25.80	28.00	2.20	7.28
Including	26.55	27.00	0.45	30.1	Keats Main
And	191.50	194.00	2.50	21.9
Including	191.50	192.15	0.65	83.4	Keats FW
And	292.40	293.75	1.35	2.74	Keats FW
NFGC-20-74	44.00	46.00	2.00	32.27
And	49.15	70.50	21.35	3.36	Keats Main
And	81.70	85.75	4.05	45.59
NFGC-21-78	102.00	105.70	3.70	2.43
And	113.20	115.50	2.30	18.22	Keats Main
NFGC-21-79	107.35	113.80	6.45	1.00
And	133.75	141.65	7.90	22.7	Keats Main
NFGC-21-80	49.45	88.50	39.05	25.8
Including	62.70	72.80	10.10	58.5
And	78.65	88.50	9.85	39.5	Keats Main
And	93.15	95.45	2.30	41.6
NFGC-21-84	87.00	89.25	2.25	1.15
And	102.40	106.50	4.10	1.31	Keats Main
And	155.00	157.15	2.15	1.12	Keats FW
NFGC-21-85	108.45	111.40	2.95	49.41	Keats Main
NFGC-21-86	141.95	150.00	8.05	5.65	Keats Main

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

And	171.90	174.25	2.35	1.09
NFGC-21-87	4.70	9.35	4.65	27.77
And	20.45	30.70	10.25	2.51	Keats Main
And	79.00	81.00	2.00	2.03
NFGC-21-88	152.20	154.60	2.40	1.02	Keats FW
NFGC-21-90	20.00	28.05	8.05	2.45	Keats Main
And	35.35	39.20	3.85	24.5
NFGC-21-97	135.00	137.65	2.65	1.31	Keats HW
And	153.65	156.00	2.35	1.04
And	162.65	167.00	4.35	1.21	Keats Main
And	174.95	181.40	6.45	37.15
NFGC-21-101	180.85	189.30	8.45	17.87	Keats Main
NFGC-21-103	192.00	206.55	14.55	2.36
And	216.90	219.50	2.60	2.02	Keats Main
And	235.15	245.40	10.25	8.89
Including	236.50	240.00	3.50	19.28
NFGC-21-104	214.5	225.9	11.4	29.1	Keats Main
And	254.4	255.0	0.6	7.35
NFGC-21-106	218.75	227.35	8.60	3.59	Keats Main
Including	220.70	223.20	2.50	9.49
And	286.40	288.80	2.40	1.24	Keats FW
NFGC-21-111	229.00	238.20	9.20	1.48	Keats Main
And	278.00	280.70	2.70	1.49
NFGC-21-113	47.00	49.55	2.55	12.52	Keats Main
NFGC-21-114	212.35	216.85	4.50	8.13	Keats Main
Including	212.35	214.50	2.15	15.58
NFGC-21-118	211.15	224.80	13.65	61.8	Keats Main
Including	212.10	213.05	0.95	565
NFGC-21-119	152.50	154.50	2.00	1.05	Keats Main
And	176.20	183.15	6.95	15.57
And	218.85	221.00	2.15	1.45	Keats FW
NFGC-21-122	8.10	10.00	1.90	24.75
And	25.00	27.00	2.00	1.97	Keats Main
And	34.70	49.60	14.90	69.15
Including	34.70	43.85	9.15	106.46
NFGC-21-123	167.60	169.60	2.00	2.46	Keats FW
And	260.00	262.50	2.50	8.41
NFGC-21-137	71.50	78.70	7.20	261.33	Keats Main
And	87.50	92.50	5.00	4.13
And	114.00	116.00	2.00	1.56	Keats FW
And	135.00	137.00	2.00	3.45
NFGC-21-143	239.00	246.90	7.90	6.21
Including	239.00	241.50	2.50	16.93	Keats Main
And	256.45	268.00	11.55	46.95
Including	257.45	265.90	8.45	63.71
And	281.90	288.00	6.10	1.01
And	324.00	326.00	2.00	1.12	Keats FW

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

The orientation of the veining is uncertain and true widths are estimated to be in the 70% to 80% range.

A plan map and coordinate table for Keats drill holes press released to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-18	300	-45	278	658223	5427467
NFGC-20-19	300	-45	154	658232	5427462
NFGC-20-21	300	-45	190	658236	5427449
NFGC-20-23	300	-45	185	658240	5427458
NFGC-20-26	300	-45	269	658151	5427444
NFGC-20-25	300	-45	147	658217	5427459
NFGC-20-28	300	-45	150	658213	5427450
NFGC-20-29	300	-45	186	658222	5427445
NFGC-20-30	300	-45	167	658195	5427419
NFGC-20-32	300	-45	269	658151	5427444
NFGC-20-33	300	-45	297	658238	5427394
NFGC-20-34	300	-45	213	658258	5427440
NFGC-20-36	300	-45	150	658245	5427466
NFGC-20-37	300	-45	344	658224	5427518
NFGC-20-38	300	-45	176	658254	5427461
NFGC-20-40A	300	-45	204	658249	5427453
NFGC-20-41	300	-45	195	658232	5427514
NFGC-20-43	300	-45	182	658239	5427435
NFGC-20-45	300	-45	164	658240	5427509
NFGC-20-46	300	-45	169	658267	5427493
NFGC-20-48	300	-45	198	658247	5427430
NFGC-20-49	300	-45	234	658309	5427468
NFGC-20-52	300	-45	192	658243	5427445
NFGC-20-53	300	-45	188	658254	5427513
NFGC-20-54	300	-45	198	658160	5427439
NFGC-20-56	300	-45	118	658226	5427505
NFGC-20-57	300	-45	150	658145	5427436
NFGC-20-60	300	-45	200	658256	5427425
NFGC-20-62	300	-45	218	658291	5427537
NFGC-20-65	300	-45	266	658335	5427512
NFGC-20-67	300	-45	189	658216	5427437
NFGC-20-69	300	-45	187	658225	5427432
NFGC-20-70	300	-45	192	658249	5427504
NFGC-20-72	300	-45	189	658234	5427427
NFGC-20-73	300	-45	297	658058	5427383
NFGC-20-74	300	-45	238	658229	5427491
NFGC-21-78	300	-45	168	658183	5427426
NFGC-21-79	300	-45	192	658199	5427403
NFGC-21-80	300	-45	200	658239	5427486
NFGC-21-84	300	-45	170	658253	5427490
NFGC-21-85	300	-45	157	658148	5427388
NFGC-21-86	300	-45	231	658209	5427397
NFGC-21-87	300	-45	125	658218	5427535
NFGC-21-88	300	-45	256	658029	5427284
NFGC-21-90	300	-45	182	658235	5427540
NFGC-21-97	300	-45	225	658195	5427347
NFGC-21-101	300	-45	221	658206	5427341
NFGC-21-103	300	-45	261	658227	5427328
NFGC-21-104	300	-45	255	658208	5427295
NFGC-21-106	300	-45	326	658221	5427289
NFGC-21-111	300	-45	297	658242	5427276
NFGC-21-113	300	-45	143	658210	5427497
NFGC-21-114	300	-45	264	658249	5427316
NFGC-21-118	300	-45	633	658189	5427285
NFGC-21-119	300	-45	279	658185	5427331
NFGC-21-122	300	-45	140	658240	5427523
NFGC-21-123	120	-45	723	657821	5427519
NFGC-21-137	300	-45	152	658185	5427454
NFGC-21-143	300	-45	343	658192	5427240

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

Queensway Project – Plan Map of Drilling Program (Keats Zone -Apr 27, 2021)

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

Queensway Project – Long Section of Drilling Program (Keats Zone -Apr 27, 2021)

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in the MD&A was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

NFG’s 2019 Drill Campaign

The 2019 diamond drilling program at the AFZ comprised 586 metres of HQ diameter core in four holes completed between October 28, 2019 and November 17, 2019. Holes NFGC-19-01 and NFGC-19-02 were drilled to target the Keats Zone where historical drilling and trenching suggested gold mineralization was to occur. Holes NFGC-19-03 and NFGC-19-04 were drilled from a single setup at the Dome Showing to further evaluate known gold mineralization. The 2019 drill program was successful in identifying gold mineralization along the AFZ at both the Keats and Dome showings.

Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m between November 17, 2019 and December 14, 2019 targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system, drill hole locations are show in the figure and table below:

BHID	UTME(NAD27)	UTMN (NAD27)	ZPT	DIP	BRG	LENGTH (m)
NFGC-19-01	658148	5427245	93	-43.6	302.19	199
NFGC-19-02	658035	5427130	90	-43.5	299.69	270
NFGC-19-03	658632	5428486	85	-44.7	0.39	64
NFGC-19-04	658632	5428486	85	-63.5	0.59	52
NFGC-19-05	664842.5	5430309	85	-44.7	302.69	274
NFGC-19-06	664867	5430352.5	85	-44.1	302.19	94.5
NFGC-19-07	664891	5430400	85	-44.6	300.99	248
NFGC-19-08	664823	5430200	85	-44.2	299.39	262
NFGC-19-09	665093	5430660	85	-44.2	300.89	299.6
NFGC-19-10	665176	5430750	85	-43.7	303.99	222.2

TOTAL						1985.3

The 2019 diamond drilling program at the AFZ was designed to further evaluate the gold mineralization and quartz veining along the east side of the Appleton Fault Trend specifically at the Keats and the Dome Showings. Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system.

NFGC-19-01 was planned to target 50 m vertically below historic drill hole LG08-48 at the Keats Zone. A significant gold mineralized zone was intercepted from 96 to 115 m grading 92.86g/t Au over 19.0 m including 285.2 g/t Au over 6.0 m containing considerable visible gold and wall rock sulphidation consisting of pyrite and lesser arsenopyrite. Within the quartz vein material traces of arsenopyrite, chalcopyrite and boulangerite were found. The zone was hosted in dark grey shale belonging to the Davidsville group and the quartz zone is spatially associated with a number of fault structures including one gouge zone up to 60cm in width. This is believed to be a second order structure to the Appleton fault and was intersected by all of the historic diamond drilling at the Keats zone but previously undocumented.

The vein intersection is the extension of the zone encountered in drill hole LG08-48 (50m above) and believed to be the extension of surface mineralization found in historical United Carina trench #3.

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

The quartz vein was notably vuggy and exhibiting textures associated with boiling events in epithermal gold zones. Possibly due to a flashing event within the larger mesothermal Appleton fault zone system.

A second mineralized fault structure was intersected at 177.5m with associated gold mineralization in lesser quartz stockwork from 177.5 to 180.0m depth grading 3.38g/t Au over 2.5m. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone. Drilling did not continue in order to intersect the primary fault.

NFGC-19-02 also targeted the Keats zone located 160m south of NFGC-19-01 and targeting 50m vertically below historic drill hole LG99-12. This hole also intersected the second order fault structure found in NFGC-19-01 with associated narrower quartz veinlets and wall rock sulphidation (pyrite and arsenopyrite) and visible gold in quartz. The composite grade of the zone was 1.54 g/t Au over 12.0 m with one meter grading 5.45 g/t Au and containing visible gold. Exhibiting a similar width and structural control to NFGC-19-01.

Queensway Project – Plan Map of 2019 Drilling Program at the Keats Zone

NFGC-19-03 targeted the Dome showing main vein where historical drilling had previously intersected high grade gold mineralization. The main vein was intersected at a depth of 20.9 to 22.0 m with a second vein from 24.9 to 25.5 m and gave an overall composite grade of 16.52 g/t Au over 6.1m anchored by 162.5 g/t Au over 0.6 m.

NFGC-19-04 also targeted the Dome showing main vein and from the same setup but drilling at -60 degrees below NFGC-19-03; this hole intersected the main Dome vein from 28.3 to 29.7 m noting visible gold on the margin of the vein. This gave a composite average of 1.14 g/t Au over 8.0 m including one meter grading 4.61 g/t Au.

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

At the Dome showing visible gold mineralization appears to be primary confined to the margin of the vein. Of particular note was the apparent vuggy nature of the quartz and similarity to the veining intersected at the Keats zone suggestive that the emplacement mechanisms were similar.

NFGC-19-05, 06, 07, 08 were all drilled to target the Glass vein system which was discovered in 2017 and excavated by NFG in 2017 and again in 2018. All four holes were targeted to intersect the Glass vein system at shallow depths (<25m). The Glass vein system is believed to be a parallel vein system to the H-Pond zone approximately 100m to the west and drill holes NFGC-19-05, 07 and 08 were extended to intersect both vein systems.

The Glass vein array was noted in holes NFGC-19-05, 06 and 08 but gave poor gold results and visible mineralization was very limited.

NFGC-19-05 was successfully intersected a broad vein intercept within the H-Pond zone from 231.0 to 242.0m grading 2.35 g/t over 11.0 m including 6.73 g/t Au over 3.0 m as well as a second vein intersection from 268.0 to 269.0m grading 2.75 g/t Au over 1.0 m. This intercept has extended the known mineralized extents of the H-Pond zone by roughly 150 m along strike. The vein system was marked by significant iron-carbonate alteration zone. This is also one of the deepest intersections of the H-Pond zone to date.

NFGC-19-06, 07 and 08 failed to intersect any significant mineralization.

NFGC-19-09, 10 were both drilled along strike of the H-Pond and Glass vein systems along the JBPDZ and drilling in an area with very high gold in till results (1744 zone) and a significant number of visible gold bearing float samples which were interpreted to be derived from the JBPDZ. Both holes were successful in intersecting new vein systems as shown in figures below. The broad quartz intercept in NFGC-19-09 shows a nearly identical alteration and sulphide pattern to the intercept in NFGC-19-05 from the H-Pond zone. The intercept in NFGC-19-09 is believed to be an extension of the H-Pond by roughly 500m along strike. NFGC-19-09 intersected 4.39 g/t Au over 9.0 metres including 17.45 g/t Au over 2.0 metres from the well altered vein set thought to be the extension of the H-Pond zone. An intercept near the top of NFGC-19-10 with unknown correlation to NFGC-19-09 intersected 1.07 g/t Au over 4.0 metres and several lesser zones.

The 2019 drilling campaign was successful in identifying auriferous quartz veined zones of sufficient size, tenor and textural characteristics to warrant additional exploration. Based on the drill results to date, the Appleton Fault Trend has potential to host an Epizonal style Orogenic gold deposit with mineralization styles similar to those of the Fosterville Mine in Australia. The occurrence of vuggy veins with free gold and a blend of antimony mineral species including stibnite and boulangerite suggest a flash boiling event on a near mesothermal orogenic gold system such as seen at Fosterville.

Significant composite gold assay results are shown in the table below; the true widths of the mineralization in the below table is not known but estimated to be from 60-80% of the down hole composite width based on intersection angles and correlation to historical drilling.

Management’s Discussion and Analysis For the year ended December 31, 2020 and 2019

2019 Diamond Drill Hole Significant Gold Composite Intercepts

Hole ID	From	To	Length(m)	Au (g/t)	Zone
NFGC-19-01	83.0	83.7	0.7	2.46	Keats
NFGC-19-01	95.0	115.5	20.5	86.17
incl	96.0	115.0	19.0	92.86	Keats
incl	105.0	111.0	6.0	285.20
NFGC-19-01	117.5	118.5	1.0	1.56	Keats
NFGC-19-01	146.5	147.5	1.0	1.30	Keats
NFGC-19-01	177.5	180.0	2.5	3.38	Keats
NFGC-19-02	142.0	154.0	12.0	1.54	Keats
incl	142.0	143.0	1.0	5.45
NFGC-19-02	253.0	254.0	1.0	1.07	Keats
NFGC-19-03	20.4	26.5	6.1	16.52	Dome
incl	20.9	21.5	0.6	162.50
NFGC-19-04	26.0	34.0	8.0	1.14	Dome
incl	29.0	30.0	1.0	4.61
NFGC-19-05	231.0	242.0	11.0	2.35	H-Pond
incl	231.0	234.0	3.0	6.73
NFGC-19-05	268.0	269.0	1.0	2.75	H-Pond
NFGC-19-06			NSV
NFGC-19-07			NSV
NFGC-19-08			NSV
NFGC-19-09	15.5	16.5	1.0	1.65	H-Pond
NFGC-19-09	120.0	122.0	2.0	1.13	H-Pond
NFGC-19-09	162.0	171.0	9.0	4.39	H-Pond
incl	165.0	167.0	2.0	17.45	H-Pond
NFGC-19-10	22.0	26.0	4.0	1.07	H-Pond
NFGC-19-10	66.0	68.0	2.0	1.59	H-Pond
NFGC-19-10	180.0	185.0	5.0	0.62	H-Pond

2020 Airborne Gravity Survey

In March of 2020, NFG contracted CGG Canada Services Ltd. based in Ottawa, Ontario to conduct a 1,705 km HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the licenses in the QWN license group. This highly advanced gravity and magnetic system has been deployed by the Company to further aid in the definition of geological and structural controls of mineralization.

After post processing the final data files were received in late April 2020. This data is currently under interpretation by a contract geophysicist to better define structures, geology and potential mineral target areas.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Queensway Project – Vertical Gravity GD Plan View

Queensway Project – Vertical Gravity Gradient GDD Plan View

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10 km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone.

The project is comprised of 639 single cell un-patented mining claims.

Land History

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking.

On May 27th, 2016 the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. which was further amended in May 2019 and fully executed in November 2019. Under the terms of the agreement the Company paid $115,000 and issued common shares equivalent to $80,000. The option agreement included an underlying royalty payable to Wallbridge mining covers some of the claims with most of the claims carrying no NSR.

On July 26th, 2017 the Company optioned the Vallillee extension claims west of the primary Lucky Strike land package and this option agreement was fully executed October 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7th, 2020, the Company completed a claim purchase agreement with Big Bar Gold to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

Lucky Strike Project – Project Location map, fault systems and Adjacent Projects

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Environmental and Exploration Permitting

The Company was issued an exploration plan by the Ontario MNDM on July 13, 2017, to cover exploration activities including mechanized trenching and mechanized diamond drilling and this permit is set to expire in July 2020. Application was made in May 2020 for new permits to cover mechanized trenching, mechanized diamond drilling and approval is pending.

Project Geology

The Lucky Strike Project is covered by the Lower Blake River Group which are dominated by intermediate to mafic, massive volcanic flows. The volcanic flows have been intruded by diorite-gabbro intrusions which are up to 7 kilometres by 1.5 kilometre in size. In the Walsh-FP area a syenite-syenite porphyry intrudes the mafic-intermediate volcanics and hosts the gold-bearing quartz-ankerite veins of the Walsh Mine. The long axis of this syenite intrusion strikes approximately north-south and extends for 3.5 kilometres on the property and another 3 kilometres south of the property and is generally 0.5 kilometres wide. Two major regional faults cross the property, the Misema-Misty Lake Fault and the Mulven Fault, striking roughly in a northeast-southwest direction. These structures have been speculated as being as a continuation of the Kirkland Main Break Fault system which hosted the seven historic gold mines of the Kirkland Lake Gold camp. The Victoria Creek Deformation Zone, possibly a splay off the Misema-Misty Lake Fault and a control on the Victoria Creek and Upper Beaver Mines, lies just south of the property with splay structures extending onto the property.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2020 and December 31, 2019:

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Staking costs	37,230	2,100	3,600	42,930
Disposal of exploration and evaluation assets	(75,000)	(2,750)	-	(77,750)
Impairment of exploration and evaluation assets	(10,000)	(2,750)	(153,912)	(163,912)
Balance as at December 31, 2020	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	-	837,133	3,470,908
Assays	848,000	963	209,159	1,058,122
Drilling	2,560,406	-	-	2,560,406
Geochemistry	-	-	5,330	5,330
Geophysics	838,235	-	-	838,235
Office & general	47,130	499	714	48,343
Property taxes, mining leases and rent	46,217	-	5,812	52,029
Reclamation	163,598	-	-	163,598
Salaries & consulting	1,801,863	37,870	115,985	1,955,718
Supplies & equipment	879,816	6,470	80,803	967,089
Travel & accommodations	225,550	49	150	225,749
Trenching	231,635	-	31,865	263,500
Exploration cost recovery	(30,680)	-	-	(30,680)
	7,611,770	45,851	449,818	8,107,439
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2019	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions
Acquisition costs	382,370	-	132,000	514,370
Impairment of exploration and evaluation assets	-	(91,335)	-	(91,335)
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,982,032	-	831,337	2,813,369
Assays	37,456	-	1,937	39,393
Drilling	250,260	-	-	250,260
Geophysics	153,934	-	-	153,934
Property taxes, mining leases and rent	45,500	-	3,859	49,359
Salaries & consulting	92,831	-	-	92,831
Supplies & equipment	102,112	-	-	102,112
Travel & accommodations	9,350	-	-	9,350
Exploration cost recovery	(39,700)	-	-	(39,700)
	651,743	-	5,796	657,539
Cumulative exploration expense – December 31, 2019	2,633,775	-	837,133	3,470,908

Overall Performance and Results of Operations

Total assets increased to $73,536,928 at December 31, 2020, from $9,355,036 at December 31, 2019, primarily as a result of an increase in cash of $40,394,487 and investments of $20,975,060, which were received from a private placement financing completed in March 2020, and as consideration for the sale of exploration and evaluation assets in December 2020. The most significant assets at December 31, 2020 were cash of $47,731,125 (December 31, 2019: $7,336,638), investments of $21,089,997 (December 31, 2019: $114,937), property, plant and equipment of $1,377,129 (December 31, 2019: $29,149), prepaid expenses and deposits of $1,258,203 (December 31, 2019: $436,436), and exploration and evaluation assets of $999,234 (December 31, 2019: $1,100,716). Cash increased by $40,394,487 during the year ended December 31, 2020 as a result of an initial public offering completed in August 2020 for gross proceeds of $31,395,000, private placement financings completed in June 2020 for gross proceeds of $7,118,196, and proceeds received from the exercises of warrants of $12,721,057 and stock options of $7,036,624, partially offset by cash used in operating activities of $13,218,539, purchases of property, plant and equipment of $ 1,446,440 and share issuance costs of $3,032,606 in connection with the initial public offering and private placement financings.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Year ended December 31, 2020 and 2019

During the year ended December 31, 2020, loss from operating activities increased by $34,421,879 to $38,347,288 compared to $3,925,409 for the year ended December 31, 2019. The increase in loss from operating activities is largely due to:

-	An increase of $7,449,900 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $8,107,439 for the year ended December 31, 2020 compared to $657,539 for the year ended December 31, 2019. The Company initiated a 100,000 meter diamond drilling program and completed approximately 13,400 meters of drilling in 66 holes as well as completed a 1,705 km airborne gravity survey, trenching, structural analysis, prospecting, till sampling and geological mapping at its Queensway Project during the year ended December 31, 2020 compared to the completion of a diamond drill program comprised of 10 holes totalling 1,986 meters and machine learning analysis of geophysical data at its Queensway Project during the year ended December 31, 2019.

-	An increase of $24,326,807 in share-based compensation. Share-based compensation was $26,457,335 for the year ended December 31, 2020 compared to $2,130,528 for the year ended December 31, 2019. A total of 15,492,500 fully vested stock options with a value of $26,457,335 were granted during the year ended December 31, 2020 compared to 5,605,000 fully vested stock options granted during the year ended December 31, 2019.

-	An increase of $960,714 in salaries and consulting fees. Salaries and consulting fees were $1,948,113 for the year ended December 31, 2020 compared to $987,399 for the year ended December 31, 2019. The increase is due to increased executive management levels and related compensation paid to key management personnel during the year ended December 31, 2020.

-	An increase of $758,421 in corporate development and investor relations. Corporate development and investor relations was $758,421 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. The Company undertook a greater amount of activities relating to promotion of the Company’s projects during the year ended December 31, 2020 compared to no similar activities undertaken during the year ended December 31, 2019.

-	An increase of $602,595 in professional fees. Professional fees were $677,243 for the year ended December 31, 2020 compared to $74,648 for the year ended December 31, 2019. The increase is due to higher legal fees incurred as a result of increased corporate activity and in relation to a proposed transaction to have all of the issued and outstanding shares of the Company acquired by Mexican Gold Mining Corp. The proposed transaction with Mexican Gold Corp. was terminated by mutual agreement during the year ended December 31, 2020.

Other items

For the year ended December 31, 2020, other income was $5,812,849 compared to other expenses of $94,623 for the year ended December 31, 2019. The $5,907,472 change is largely due to:

-	An increase of $4,384,953 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,384,953 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. The increase is due to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703 during the year ended December 31, 2020.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

-	An increase of $1,772,188 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,772,188 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. The Company incurred $6,443,941 of qualifying Canadian exploration expenses and derecognized $1,772,188 of its flow-through share premium liability during the year ended December 31, 2020.

-	An increase of $342,109 in net change in unrealized loss on investments. Net change in unrealized loss on investments was $223,754 for the year ended December 31, 2020 compared to an unrealized gain of $118,355 for the year ended December 31, 2019. The increase is due to changes in the fair values of equity investments held at December 31, 2020.

-	An increase of $75,327 in impairment of exploration and evaluation assets. Impairment of exploration and evaluation assets was $166,662 for the year ended December 31, 2020 compared to $91,335 for the year ended December 31, 2019. The increase is due to impairment recognized on certain Newfoundland and Ontario properties that the Company is no longer continuing to explore during the year ended December 31, 2020.

The Company recorded loss and comprehensive loss of $32,534,439 or $0.29 basic and diluted loss per share for the year ended December 31, 2020 (December 31, 2019: $4,020,032 or $0.07 basic and diluted loss per share).

SELECT ANNUAL INFORMATION

Selected annual information from the audited financial statements for the years ended December 31, 2020, 2019, and 2018 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in Canadian dollars.

	December 31,	December 31,	December 31,
	2020	2019	2018
Selected Annual Financial Information	$	$	$
Total Assets	73,536,928	9,355,036	1,783,497

Operating expenses	(3,782,514)	(1,137,342)	(795,279)
Share-based compensation	(26,457,335)	(2,130,528)	(122,361)
Exploration and evaluation expenditures	(8,107,439)	(657,539)	(1,742,415)
Impairment of exploration and evaluation assets	(166,662)	(91,335)	(71,755)
Net realized (loss) on disposal of investments	-	(120,734)	(216,570)
Net change in unrealized (losses) gains on investments	(223,754)	118,355	(699,231)
Gain on sale of exploration and evaluation assets	4,384,953	-	2,300,840
Net loss comprehensive loss	(32,534,439)	(4,020,032)	(1,334,928)
Loss per share – basic and diluted	(0.29)	(0.07)	(0.02)

(1) Operating expenses is comprised of corporate development & investor relations, depreciation, office & sundry, professional fees, salaries and consulting, transfer agent & regulatory fees, and travel.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Three months ended December 31, 2020 and 2019

During the three months ended December 31, 2020, loss from operating activities increased by $20,593,940 to $23,705,633 compared to $3,111,693 for the three months ended December 31, 2019. The increase in loss from operating activities is largely due to:

-	An increase of $4,175,097 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $4,552,196 for the three months ended December 31, 2020 compared to exploration and evaluation expenditures of $377,099 for the three months ended December 31, 2019. The Company continued its 100,000 meter diamond drilling program during the three months ended December 31, 2020 and completed approximately 10,450 meters of drilling in 51 holes, and incurred higher salaries and consulting fees, and supplies & equipment costs due to an increase in exploration activity at its Queensway Project compared to completion of a diamond drilling program comprised of 10 holes totalling 1,986 meters drilled at its Queensway project during the three months ended December 31, 2019.

-	An increase of $15,809,093 in share-based compensation. Share-based compensation was $17,939,621 for the three months ended December 31, 2020 compared to $2,130,528 for the three months ended December 31, 2019. A total of 6,267,500 fully vested stock options with a value of $17,939,621 were granted during the three months ended December 31, 2020 compared to 5,605,000 fully vested stock options granted during the three months ended December 31, 2019.

Other items

For the three months ended December 31, 2020, other expenses were $1,934,089 compared to other income of $29,109 for the three months ended December 31, 2019. The $1,963,198 change is largely due to:

-	An increase of $7,463,161 in net change in unrealized loss on investments. Net change in unrealized loss on investments was $7,386,849 for the three months ended December 31, 2020 compared to $76,312 in unrealized gain on investments for the three months ended December 31, 2019. The increase is due to changes in the fair values of equity investments held at December 31, 2020.

The increase was partially offset by the following:

-	An increase of $4,384,953 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,384,953 for the three months ended December 31, 2020 compared to $Nil for the three months ended December 31, 2019. The increase is due to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703 during the three months ended December 31, 2020.

-	An increase of $1,185,090 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,185,090 for the three months ended December 31, 2020 compared to $Nil for the three months ended December 31, 2019. The Company incurred $4,309,165 of qualifying Canadian exploration expenses and derecognized $1,185,090 of its flow-through share premium liability during the three months ended December 31, 2020.

The Company recorded loss and comprehensive loss of $25,639,722 or $0.18 basic and diluted loss per share for the three months ended December 31, 2020 (December 31, 2019: $3,082,583 or $0.05 basic and diluted loss per share).

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Summary of Quarterly Results

	2020								2019
	Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31
	$		$		$		$		$		$		$		$
Revenues	-		-		-		-		-		-		-		-
Income (loss) and comprehensive income (loss) for the period	(25,639,722	)(2)	(10,986,378	)(3)	10,700,940	(4)	(6,609,279	)(5)	(3,082,583	)(6)	(85,022	)(7)	(355,709	)(8)	(496,717)
Earnings (loss) per Common Share Basic(1)	(0.18)		(0.09)		0.11		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)
Earnings (loss) per Common Share Diluted(1)	(0.18)		(0.09)		0.09		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to- date per share amounts.
(2)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in share-based compensation of $12,454,708, net change in unrealized losses on investments of $4,854,539, and exploration and evaluation expenditures of $2,298,723, partially offset by an increase in gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $699,109, and a decrease of salaries and consulting fees of $217,685.
(3)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $17,431,256, share-based compensation of $2,452,112, exploration and evaluation expenditures of $1,683,057, salaries and consulting fees of $372,083, and corporate development and investor relations of $159,108, partially offset by amortization of flow-through premium liability of $384,864.
(4)	Decrease from prior quarter primarily driven by an increase in net change in unrealized gains on investments of $20,102,487, amortization of flow-through premium liability of $101,117, and a decrease in exploration and evaluation expenditures of $160,937, partially offset by an increase in share-based compensation of $3,032,801.
(5)	Increase from prior quarter primarily driven by increases in professional fees of $104,545, exploration and evaluation expenditures of $354,254 and net change in unrealized losses on investments of $5,279,853, partially offset by a decrease in share-based compensation of $2,130,528.
(6)	Increase from prior quarter primarily driven by increases in salaries and consulting fees of $407,399, share-based compensation of $2,130,528, professional fees of $71,652, exploration and evaluation expenditures of $390,984 and impairment of exploration and evaluation assets of $46,335 partially offset by an increase in net change in unrealized gain on investments of $74,854.
(7)	Decrease from prior quarter primarily driven by decrease in salaries and consulting fees of $142,500, exploration and evaluation expenditures of $68,678 and impairment of exploration and evaluation assets of $45,000.
(8)	Decrease from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $184,723.

Liquidity and Capital Resources

As at December 31, 2020, the Company had cash of $47,731,125 to settle current liabilities of $635,083.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at December 31, 2020, the Company has working capital of $70,525,482 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources.

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing.

The Company does not have bank debt or banking credit facilities in place as at the date of this report.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

April 2021 Financing – Net Proceeds of $14,474,276

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,957,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. Finders’ fees paid were $524,974 in cash. The premium received on the flow-through shares issued was determined to be $1,971,330.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	March 31, 2021
Uses of Funds:	$	$	$
Queensway Project work program	14,999,250	-	(14,999,250)
Total Uses	14,999,250	-	(14,999,250)

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2020
Uses of Funds:	$	$	$
Queensway Project work program	21,735,000	-	(21,735,000)
General and administrative expenses	4,505,000	-	(4,505,000)
Working Capital to fund ongoing operations	5,155,000	-	(5,155,000)
Total Uses	31,395,000	-	(31,395,000)

June 2020 Financings – Net Proceeds of $6,992,009

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2020
Uses of Funds:	$	$	$
Queensway Project work program	7,118,196	6,443,941	(674,255)
Total Uses	7,118,196	6,443,941	(674,255)

The Company used $6,443,941 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during the year ended December 31, 2020.

Prior Financings

November 2019 Financing – Net Proceeds of $8,000,000

In November 2019, the Company completed a non-brokered private placement of 16,000,000 units at a price of $0.50 per unit for total proceeds of $8,000,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.75 per share for three years from the issuance date. The Company intends to use these proceeds towards continued exploration work at its Queensway Project, general and administrative expenditures and working capital purposes to fund ongoing operations.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2020
Uses of Funds:	$	$	$
Queensway Project work program	3,000,000	3,000,000	-
General and administrative expenses	2,000,000	2,000,000	-
Working capital to fund ongoing operations	3,000,000	2,421,997	(578,003)
Total Uses	8,000,000	7,421,997	(578,003)

The Company used $532,231 of the proceeds towards the Company’s diamond drill program, which commenced in November 2019 and comprised 10 holes totalling 1,986 meters drilled, $565,500 was used towards the Company’s airborne gravity survey completed during Q1 2020, and $3,228,995 was used towards exploration expenditures at its Queensway Project. The Company used $2,000,000 of the proceeds for general and administrative expenditures related to consulting and executive management compensation, professional fees, filing fees, travel and office and sundry. The Company used $2,421,997 of the proceeds for working capital purposes to fund ongoing operations.

July 2019 Financing – Net Proceeds of $500,000

In July 2019, the Company completed a non-brokered private placement of 1,250,000 common shares at a price of $0.40 per share for gross proceeds of $500,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2020
Uses of Funds:	$	$	$
Working capital to fund ongoing operations	500,000	500,000	-
Total Uses	500,000	500,000	-

The Company used these proceeds for working capital purposes to fund ongoing operations.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

June 2019 Financing – Net Proceeds of $ 750,000

In June 2019, the Company completed a non-brokered private placement of 1,875,000 common shares at a price of $0.40 per share for gross proceeds of $750,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2020
Uses of Funds:	$	$	$
Working capital to fund ongoing operations	750,000	750,000	-
Total Uses	750,000	750,000	-

The Company used these proceeds for working capital purposes to fund ongoing operations.

Outstanding Share Data

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

During the year ended December 31, 2020, 9,195,000 stock options were exercised at a weighted average price of $0.72 per share for gross proceeds of $7,036,624.

During the year ended December 31, 2020, 16,554,292 warrants were exercised at a weighted average price of $0.75 for gross proceeds of $12,721,057.

During the year ended December 31, 2020, 2,300,000 stock options were granted at an exercise price of $1.00 and an expiry date of April 18, 2025.

During the year ended December 31, 2020, 1,670,000 stock options were granted at an exercise price of $1.075 with an expiry date of May 23, 2025.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

During the year ended December 31, 2020, 5,040,000 stock options were granted at an exercise price of $1.40 and an expiry date of August 11, 2025.

During the year ended December 31, 2020, 215,000 stock options were granted at an exercise price of $2.07 and an expiry date of September 3, 2025.

During the year ended December 31, 2020, 25,000 stock options were granted at an exercise price of $2.15 and an expiry date of October 1, 2025.

During the year ended December 31, 2020, 6,242,500 stock options were granted at an exercise price of $4.10 and an expiry date of December 31, 2025.

Subsequent to December 31, 2020, the Company completed a non-brokered private placement of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid finder’s fees of $524,974 in cash.

Subsequent to December 31, 2020, 335,000 stock options were exercised at a weighted average exercise price of $0.59 for gross proceeds of $196,200.

Subsequent to December 31, 2020, 291,830 warrants were exercised at a weighted average exercise price of $1.31 for gross proceeds of $381,539.

As at December 31, 2020, there were 148,684,523 common shares issued and outstanding. As at the date of this report, there were 152,168,353 common shares issued and outstanding.

As at December 31, 2020, there were 14,182,500 stock options and 933,340 warrants outstanding. As at the date of this report, there were 13,847,500 stock options and 641,510 warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Year ended December 31,
	2020	2019
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(147,690)	(163,500)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	(127,234)	-
Issuance of common shares to Goldspot Discoveries Inc. in a private placement	-	(750,000)
Options exercised by members of key management	5,753,625	375,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.
(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended December 31, 2020, key management personnel compensation totaled $23,887,832 (2019 - $2,392,822) comprised of salaries, consulting, and bonuses of $1,452,053 (2019 - $786,899) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, $20,000 (2019 - $Nil) paid to directors, and share-based compensation of $22,415,779 (2019 - $1,605,923) relating to 13,310,000 (2019 – 4,225,000) stock options granted to directors and officers of the Company.

As at December 31, 2020, $Nil is included in accounts payable and accrued liabilities for amounts owed to key management personnel (2019 - $21,667 owed to the Chief Operating Officer).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations.

COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)       Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)       Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at December 31, 2020 and has impaired $166,662 (December 31, 2019 - $91,355) in exploration and evaluation assets.

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2020, the Company has total liabilities of $635,083 and cash of $47,731,125 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2020 and 2019.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

Commodity Price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2020 would change the Company’s net income (loss) by $2,109,000 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2020 and 2019.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Capital management

The Company’s objectives when managing capital are:

•       To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•       Pursue strategic growth initiatives; and

•       To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2020 totalled $72,901,845 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management’s expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to; the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID-19 outbreak as a global pandemic.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis

For the year ended December 31, 2020 and 2019

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Management’s Report on Internal Control over Financial Reporting

In connection with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.